Filed Pursuant to Rule 424(b)(2)
Registration No. 333-274646

PRICING SUPPLEMENT No. 4, dated December 10, 2024

(To prospectus, dated September 22, 2023, and

prospectus supplement, dated September 22, 2023)

Senior Medium-Term Notes, Series A

Due 9 Months or More from Date of Issue

This pricing supplement supplements the terms and conditions in the prospectus, dated September 22, 2023 (the “base prospectus), as supplemented by the prospectus supplement, dated September 22, 2023 (the “prospectus supplement” and together with the base prospectus, and all documents incorporated herein by reference therein and herein, the “prospectus”), and relates to the offering and sale of $500,000,000 aggregate principal amount of 4.833% Fixed Rate/Floating Rate Senior Notes due January 16, 2029 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Fixed Rate/Floating Rate Notes
CUSIP / ISIN Nos.	55261F AU8 / US55261FAU84
Series	Series A (Senior)
Form of Note	Book-Entry
Principal Amount	$500,000,000
Trade Date	December 10, 2024
Original Issue Date	December 17, 2024 (T+5)
Maturity Date	January 16, 2029
Redemption Terms	[X] Make-whole Redemption Option (0.150%)
First Par Call Date: January 16, 2028
Par Call Date: December 17, 2028
Repayment Terms	The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 that is a whole multiple of $1,000.
Issue Price (Dollar Amount and Percentage of Principal Amount)	$500,000,000/100.000%
Net Proceeds (Before Expenses) to the Company	$499,595,000
Interest Rate	[ ] Fixed Rate
[ ] Floating Rate
[ ] Fixed Rate Reset
[X] Fixed Rate/Floating Rate
[ ] Zero Coupon
Base Rate or Reset Reference Rate(s)	[ ] Compounded CORRA
[ ] CMT Rate:
[ ] Refinitiv Page FRBCMT
[ ] Refinitiv Page FEDCMT
[ ] One-Week [ ] One-Month
[ ] EURIBOR
[X] SOFR:
[ ] Compounded SOFR
[X] Compounded Index Rate
[ ] SONIA:
[ ] Compounded SONIA
[ ] Compounded SONIA Rate with Compounded Index
[ ] Treasury Rate
[ ] Other Floating Rate (as described below)
Interest Rate / Initial Interest Rate	During the Fixed Rate Period, 4.833% per annum; during the Floating Rate Period, a Compounded SOFR calculated using “Compounded Index Rate” method as described in the prospectus supplement under “Description of Notes—Calculation of Interest—SOFR Notes—Compounded SOFR Index Notes,” determined for each quarterly Interest Period, plus the Spread.
Spread	+ 93 basis points
Spread Multiplier	Not applicable
Interest Payment Dates	With respect to the Fixed Rate Period, January 16 and July 16 of each year, commencing on January 16, 2025 (short first interest period) and ending on January 16, 2028. With respect to the Floating Rate Period, April 16, 2028, July 16, 2028, October 16, 2028 and the Maturity Date.
Interest Periods	With respect to the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Fixed Rate Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the Fixed Rate Period, the first day of the Floating Rate Period).

Term	Fixed Rate/Floating Rate Notes
With respect to the Floating Rate Period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Floating Rate Period, the first day of the Floating Rate Period) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).
Fixed Rate Period	From and including the Original Issue Date to, but excluding, January 16, 2028.
Floating Rate Period	From and including January 16, 2028 to, but excluding, the Maturity Date.
Regular Record Dates	The close of business on the Business Day preceding the applicable Interest Payment Date.
Interest Determination Dates	Two U.S. Government Securities Business Days preceding the applicable Interest Payment Date with respect to the Floating Rate Period (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).
Observation Period	With respect to each Interest Period with respect to the Floating Rate Period, the period from, and including, the date that is two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date that is two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).
Interest Reset Dates	For the Floating Rate Period, each Interest Payment Date, other than the Maturity Date.
Day Count	With respect to the Fixed Rate Period, 30/360; with respect to the Floating Rate Period, Actual/360.
Calculation Agent.	We will appoint a calculation agent, which may include M&T, or an affiliate of M&T, including M&T Bank and Wilmington Trust, prior to the commencement of the Floating Rate Period.
Maximum Interest Rate	Maximum rate permitted by New York law, as the same may be modified by United States law of general application.
Minimum Interest Rate	Zero
Original Issue Discount Notes	Not applicable

The Notes are unsecured. The Notes will rank equally with all of our other unsecured and unsubordinated indebtedness that is not accorded a priority under applicable law. As described under “Use of Proceeds” in this pricing supplement, the net proceeds from this offering will be allocated to the financing or re-financing of Eligible Green Assets and Eligible Social Assets (each as defined under “Use of Proceeds” in this pricing supplement).

The Notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Supplemental Risk Factors” beginning on page PS-1 of this pricing supplement, “Risk Factors” beginning on page S-7 of the prospectus supplement and the discussion of risk factors contained in our annual, quarterly and current reports filed with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are incorporated herein by reference.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, the New York State Department of Financial Services or the Board of Governors of the Federal Reserve System or any other governmental agency has approved or disapproved of the notes passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to Public	100.000%	$500,000,000
Agents’ Discount	0.081%	$405,000
Net Proceeds (Before Expenses) to Us	99.919%	$499,595,000

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about December 17, 2024.

Joint Book-Running Managers

RBC Capital Markets	BofA Securities	M&T Securities

Co-Sustainability Structuring Agent	Co-Sustainability Structuring Agent

Co-Managers

Academy Securities	Siebert Williams Shank

December 10, 2024

SUPPLEMENTAL RISK FACTORS

The following supplemental information concerning the Notes is intended to be read in conjunction with the section entitled “Risk Factors” in the accompanying prospectus, which the following information supplements and, if there are any inconsistencies, supersedes.

Supplemental Risk Factors Relating to Use of Proceeds

There can be no assurance that the use of proceeds of the Notes to finance Eligible Assets will be suitable for the investment criteria of an investor and there is no contractual obligation to allocate an amount equal to the net proceeds of the sale of the Notes to Eligible Assets.

We intend to allocate an amount equal to the net proceeds of the sale of the Notes to the financing or re-financing, in whole or in part, of existing and/or future Eligible Assets (as defined under “Use of Proceeds” in this pricing supplement). However, the specific net proceeds of the sale of the Notes will be managed according to normal liquidity practices of our consolidated enterprise. Furthermore, in connection with the allocation of an amount equal to the net proceeds of the sale of the Notes to Eligible Assets, no assurance can be given that such allocation will be capable of being implemented in such manner or in accordance with any timing schedule, or that any such financing of Eligible Assets will be completed within any specified period, or at all, or with the results or outcome as we originally expected or anticipated. Prospective investors should consider the information in the “Use of Proceeds” section below and consult with their advisors before making an investment in the Notes. Prospective investors must determine for themselves the relevance of such information for the purpose of any investment in the Notes, together with any other investigation they deem necessary. In particular, no assurance is given by us or any selling agent or any other person that the allocation of an amount equal to the net proceeds of the sale of the Notes to finance or re-finance any Eligible Assets will satisfy, whether in whole or in part, any current or future investor expectations or requirements regarding any investment criteria or guidelines with which such investor or its investments are required to comply (whether by any current or future applicable law or regulation or by its own bylaws or other governing rules or investment portfolio mandates), including with regard to any direct or indirect social, environmental or sustainability impact of any Eligible Assets.

There currently is no clear definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “social,” “green,” “sustainable” or equivalently labeled project, or as to what precise attributes are required for a particular project to be defined as “social,” “green” or “sustainable.” Accordingly, no assurance is or can be given to investors that any Eligible Asset selected to receive an allocation of funds will meet any or all investor expectations regarding such “social,” “green,” “sustainable” or other equivalently labeled objectives, or that any adverse environmental, social, sustainability and/or other impacts will not occur during the implementation of any Eligible Asset.

No assurance or representation is given by us or any selling agent as to the suitability or reliability for any purpose whatsoever of any “second party opinion” or certification regarding the use of proceeds or our Framework (as defined under “Use of Proceeds” in this pricing supplement) (whether or not solicited by us or any affiliate), in particular with respect to whether any Eligible Assets fulfill any environmental, social, sustainability or other criteria. Any such opinion or certification is not, nor should it be deemed to be, a recommendation by us or any selling agent to buy, sell or hold any Notes. Any such opinion or certification is only current as of the date it was initially issued. To our knowledge, currently the providers of such opinions and certifications are not subject to any specific regulatory or other regime or oversight. In addition, any such provider will have been engaged by us or one of our affiliates and will receive compensation in connection with the issuance of any such opinion or certification. Prospective investors must determine for themselves the relevance and reliability of any such opinion or certification and/or the information contained therein, as well as the provider of any such opinion or certification, for the purpose of any investment in the Notes. For the avoidance of doubt, no such opinion or certification is, nor shall it be deemed to be, incorporated into this pricing supplement or the accompanying prospectus.

In addition, there is no contractual obligation for us to allocate an amount equal to the net proceeds of the sale of the Notes to Eligible Assets or to provide periodic progress reports as described in “Use of Proceeds.” Our failure to allocate an amount equal to the net proceeds of the Notes to finance or re-finance Eligible Assets or to provide periodic progress reports, the failure of any business or project related to an Eligible Asset to meet investor expectations regarding such “social,” “green,” “sustainable” or other equivalently labeled performance objectives, or the failure of an independent external review provider with environmental or social expertise to issue a second party opinion on the allocation of the proceeds or a change to or the withdrawal of any such opinion, will not constitute a breach of contract or an event of default under the Notes or the indenture governing the Notes. Any of the foregoing may adversely affect the value of the Notes and/or have adverse consequences for certain investors with portfolio mandates to invest in social, green or sustainable assets.

USE OF PROCEEDS

When used in this section, “M&T,” “we,” “us” and “our” refers to M&T Bank Corporation and its subsidiaries, as a consolidated enterprise, unless the context requires otherwise.

Introduction

We estimate that the net proceeds of this offering will be approximately $499,445,000 after estimated expenses and the underwriting discount to be paid by us. We expect to allocate an amount equal to the net proceeds from the sale of the Notes to finance or refinance, in whole or in part, existing and/or future Eligible Green Assets and/or Eligible Social Assets (collectively, the “Eligible Assets”), each as defined below, in accordance with the M&T Sustainable Financing Framework (November 2024) (the “Framework”). We designed the Framework to be consistent with the core components and key recommendations of the International Capital Markets Association (“ICMA”) Green Bond Principles 2021, Social Bond Principles 2023 and Sustainability Bond Guidelines 2021 (collectively, the “ICMA Principles”). The description of the use of proceeds in this pricing supplement supplements, and to the extent inconsistent therewith replaces, the description of the use of proceeds in the accompanying prospectus.

Eligible Assets

Eligible Assets include assets funded by M&T or any of its wholly owned subsidiaries related to one or more of the criteria described below. Eligible Assets include assets funded by M&T up to 18 months prior to the issue date of the Notes through the maturity of the Notes.

Eligible Green Assets

Each of the following will be deemed an “Eligible Green Asset”:

•	Renewable Energy—Financing for and investments in the construction, development, acquisition, maintenance and operation of:

•	Renewable energy generation from solar or wind; or

•	Equipment, technology and infrastructure dedicated to the storage, transmission or distribution of electricity from solar or wind generation.

•

Green Buildings—Financing for and investments in residential and commercial real estate projects that have received or are expected to receive certain third-party sustainable certifications or verifications (e.g. LEED Gold or Platinum, Energy Star 85+ or Green Globes Three or Four).

Eligible Social Assets

Each of the following will be deemed an “Eligible Social Asset”:

•	Affordable Housing— Financing for and investments in single and multifamily housing meeting national/regional affordable housing definitions in their applicable jurisdiction, including those which:

•	Qualify under the Community Reinvestment Act; or

•	Qualify for Low-Income Housing Tax Credits, created by the Tax Reform Act of 1986, as amended.

in each case that are provided to low- to moderate-income communities and individuals.

For these purposes, “Community Reinvestment Act (CRA)” means the Community Reinvestment Act of 1977, as amended, which requires the Federal Reserve and other federal banking regulators to encourage financial institutions to help meet the credit needs of the communities in which they do business, including low- and moderate-income neighborhoods.

Process for Project Evaluation and Selection

M&T has established a Sustainable Finance Review Group (the “Review Group”) comprised of representatives from M&T’s Office of Sustainability, Finance, Legal, Credit Risk, Business Lines, and other Sustainability stakeholder groups with applicable expertise. Eligible Assets are identified by our lines of business according to the criteria described above and then evaluated and approved by the Review Group.

M&T’s Risk Committee is responsible for oversight of our Enterprise Risk Framework, including the integration of climate risk. All Eligible Assets will adhere to our Enterprise Risk Framework, as well as our Code of Business Conduct and Ethics.

Management of Proceeds

So long as the Notes remain outstanding, our Office of Sustainability and Finance Department will maintain an internal registry to show an amount equal to the net proceeds from the issuance of the Notes as allocated to Eligible Assets. Pending full allocation, the unallocated portion will be managed according to our normal liquidity practices. If any Eligible Asset receiving allocation is prepaid, repaid at maturity or deemed no longer eligible under our Framework, M&T will reallocate an equivalent amount to other Eligible Assets on a best-efforts basis.

M&T expects to allocate all or substantially all the proceeds from the Notes within two years from the issue date of the Notes.

Payment of principal and interest on the Notes will be made from M&T’s general funds and will not be directly linked to the performance of any Eligible Asset.

Reporting

During the term of the Notes, starting approximately one year post issuance, we will provide, and keep readily available on a designated website, information on the allocation of an amount equal to the net proceeds (the “Allocation Report”) and the impact of such allocated proceeds where feasible (the “Impact Report”). Reporting will be updated annually until full allocation and as necessary thereafter in the event of material developments.

Allocation Reporting

The Allocation Report will include (i) amounts allocated to Eligible Assets, by category, (ii) the amount pending allocation (if any), and (iii) assertions by M&T’s management with respect to (i) and (ii). Each Allocation Report will be accompanied by a report from an independent registered public accounting firm in respect of its examination of management’s assertions conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.

Impact Reporting

The Impact Report will include, on a best effort basis, (i) reporting focusing on quantitative environmental or social impacts of our Eligible Assets, and/or (ii) qualitative case studies with additional information on highlighted projects. Potential impact metrics may include one or more of the following: renewable energy generation, estimated greenhouse gas emissions avoided and the number of affordable housing properties financed. Where feasible, the methodology and material assumptions used to report on the environmental and/or social benefits of the Eligible Assets will be disclosed in the Impact Report.

Further Information

We have obtained and have made publicly available a “second party opinion” from a consultant with recognized environmental and social expertise on the alignment of our Framework to the ICMA Principles.

Information contained on, or accessible through, our website or the website of our second party opinion provider and in our Framework are not incorporated in, and are not part of, this pricing supplement, the accompanying prospectus, or any other report or filing we make with the SEC.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The Company believes that the Notes should be treated as variable rate Notes that are not issued with original issue discount for United States federal income tax purposes. See the discussion in the prospectus supplement under “Certain United States Federal Income Tax Considerations” for a discussion of the United States federal income tax consequences of investing in the Notes.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a terms agreement, dated December 10, 2024 (the “Terms Agreement”), with the agents named below. Subject to the terms and conditions set forth in the Terms Agreement, we have agreed to sell to the agents, and the agents have agreed, severally and not jointly, to purchase, the principal amount of Notes set forth opposite their respective names below:

Agent	Amount of Notes
RBC Capital Markets, LLC	$205,000,000
BofA Securities, Inc.	205,000,000
M&T Securities, Inc.	75,000,000
Academy Securities, Inc.	7,500,000
Siebert Williams Shank & Co., LLC	7,500,000

Total	$500,000,000

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the fifth business day following the date the notes are priced (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date or the following business day will be required, by virtue of the fact that the Notes initially will not settle in T+1, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for additional information.

MASTER GLOBAL NOTE

The information set forth under the headings “Supplemental Risk Factors,” “Use of Proceeds,” “Certain United States Federal Income Tax Considerations,” “Supplemental Information Concerning the Plan of Distribution,” “Concurrent Registered Offering,” and “Validity of the Securities” are not terms of the Notes and shall not be deemed to be incorporated by reference into, set forth in, or form a part of the master global note with respect to the Notes.

CONCURRENT REGISTERED OFFERING

In a concurrent registered offering (the “Concurrent Registered Offering”), we are offering $1,000,000,000 aggregate principal amount of 5.385% Fixed Rate/Floating Rate Senior Notes due January 16, 2036 (the “Notes due 2036”). The Notes due 2036 are being offered pursuant to a separate pricing supplement. The closing of this offering is not conditioned on the closing of the Concurrent Registered Offering and the closing of the Concurrent Registered Offering is not conditioned on the closing of this offering. We may sell the Notes or the Notes due 2036, or both.

VALIDITY OF THE SECURITIES

Certain legal matters relating to the validity of the notes will be passed on for us by Squire Patton Boggs (US) LLP. Sullivan & Cromwell LLP advised the agents in connection with the offering. Sullivan & Cromwell LLP from time to time performs legal services for M&T and its subsidiaries.